UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Kachinga Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 6, 2018

Physical address of issuer
39 Mesa St. , PR1, San Francisco, CA 94129

Website of issuer
https://kachinga.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,128,727.00	$1,134,073.00
Cash & Cash Equivalents	$17,184.00	$11,991.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$580,406.00	$380,001.00
Long-term Debt	$1,003,538.00	$636,827.00
Revenues/Sales	$8,105.00	$10,451.00
Cost of Goods Sold	$32,265.00	$24,548.00
Taxes Paid	$8,446.97	$3,000.51
Net Income	-$572,461.00	-$286,040.00

July 17, 2023

FORM C-AR

Kachinga Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Kachinga Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://kachinga.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 18, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Kachinga Inc. (the "Company") is a Delaware Corporation, formed on June 6, 2018.

The Company is located at 39 Mesa St., PR1, San Francisco, CA 94129.

The Company's website is https://kachinga.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Our mission is to bring financial literacy to the next generation by helping parents teach their kids to be smart with money. Kachinga provides an allowance, chore & savings management app for parents and kids, a secure debit card with parental controls that offers young teens real world money experience, and personalized guidance for parents trying to educate their kids.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our platform depends on the web services of our cloud infrastructure partner Microsoft (NASDAQ: MSFT). Any disruption in their service will materially impact our ability to service our customers.

Our platform depends on the financial services infrastructure of our Program Manager partner Usio (NYSE: USIO).
Any disruption in their service will materially impact our ability to service our customers.

Our service currently complies with all federal banking regulations related to reloadable debit cards and with the Children's Online Privacy Protection Act (COPPA).
Any changes in related federal law could materially impact our ability to service our customers.

Our service offering and related pricing is influenced by existing competitors.
New competitors could enter the market that disrupt our service offering and/or pricing model.

Our financial forecast assumes that our current customer acquisition costs grow relative to our revenue growth expectations for the next 3 years.
The costs of digital advertising and related social media marketing could shift unexpectedly increasing our cost of customer acquisition and reducing the value of our business.

The majority of our engineering team resides in the Philippines.
Should natural disaster. political upheaval or any other catastrophic event occur to incapacitate our engineering team, our business will be materially impacted.

John Zdanowski is a part-time officer.
As such, it is likely that the company will not make the same progress as it would if that were not the case.

Paul Lee is a part-time Chief Architect.
As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the company will likely hold a minority position in the company, and thus be limited as to its ability to control or influence the governance and operations of the company.

The marketability and value of the investor's interest in the company will depend upon many factors outside the control of the Investor.
The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the company.
The investor may have the opportunity to increase its Investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.
The declining of an opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the company.

Additional Issuances of securities.
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company. The Investor may have the opportunity to increase its investment in the company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the company. The

declining of an opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the company.

Issuer repurchases of securities.
The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in market for such securities, decrease the percentage interests held by other similarly situated investors to the investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.
As a minority owner of the Company the Investor will have limited or no ability to influence a potential sales of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's Initial Investment in the Company.

Transactions with related parties.
The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our mission is to bring financial literacy to the next generation by helping parents teach their kids to be smart with money. Kachinga provides an allowance, chore & savings management app for parents and kids, a secure debit card with parental controls that offers young teens real world money experience, and personalized guidance for parents trying to educate their kids.

Business Plan

Kachinga currently generates revenue through our $36/child per year subscription fee for our Real Money secure debit card program, plus the interchange processed through spending. Future pathways to monetization include sponsorships, retail partnerships, software licensing, and other financial services.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Kachinga App	Allowance, chore & savings management App for parents and kids.	Finance
Kachinga Debit Card	Secure debit card with parental controls that offers young teens real world money experience.	Finance

We are constantly researching and developing new options and features for products, which we think might appeal to our customers. We currently offer Kachinga as products for families at home, as a workplace benefit, at school to support financial education, and for community engagement through youth programs and partners.

Kachinga is available through Google Play and the Apple App stores for iOS and Android devices. Partners may purchase promo codes to give out to consumers in their network or communities. The program is also promoted via our online website and through www.perksatwork.com.

Competition

The Company's primary competitors are Greenlight, GoHenry, Goalsetter, BusyKid, FamZoo.

The markets are competitive, though many of Kachinga's competitors are primarily focused on families with teens which represent less than 35% of the addressable market, leaving 65% of the market largely untapped to support families with younger-aged children. Kachinga delivers all the convenience of a spending card program, plus unique in-app features that encourage collaboration between parents and kids in support of financial education for younger families at home. Kachinga supports K-12th grade educators and schools as a national partner of the Jump$tart Coalition. In addition, hundreds of educators use Kachinga with students alongside their financial education courses--driving brand visibility and adoption on a national scale.

Supply Chain and Customer Base

Our Platform depends on the financial services infrastructure of our Program Manager partner Usio (NYSE:USIO). Our platform depends on the web services of our cloud infrastructure partner Microsoft (NASDAQ: MSFT).

Kachinga's target audience are parents who value both financial literacy for kids as well as convenience.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6,295,749	Services	Kachinga	October 30, 2018	March 16, 2021	United States

Governmental/Regulatory Approval and Compliance

Our service currently complies with all federal banking regulations related to reloadable debit cards and with the Children's Online Privacy Protection Act (COPPA).

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 39 Mesa St. , PR1, San Francisco, CA 94129

The Company has the following additional addresses:

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William 'Bill' Butler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, March 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Informative Research Titles: SVP, Product & Innovation; SVP, Operations & Product for IR Data Solutions and SVP, Operations & Product Dates: June 2018 - May 2021

Education

SBGE at Seattle Pacific University Bachelor's Degree, Business Management SBGE at Seattle Pacific University Master of Business Administration (M.B.A), Business Management

---

Name

Paul Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & Chief Architect, 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Eculti, Inc. Founder Dates: August 2014-Present

Education

Stanford University MS, Operations Research Penn State University BS, Industrial and Management Systems Engineering California Institute of Technology Caltech Center for Technology &Management Education, Marketing and Strategy

---

Name

John Zdanowski

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & CFO, 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, Weekly Accounting Inc. Dates: January 2021 - Present Cofounder, BrightZen Systems Dates: August 2011 - Present Fractional CFO, Trust & Will Dates: March 2020 - Present Co-Founder, Assembled Brands, Dates: January 2013 - Present

Education

Harvard Business School MBA Syracuse University MSEE, Electronics and Communications Engineering Clarkson University BSEE, Electrical Engineering

---

Name

John McIntrye

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & Chairman; 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder & CEO Caltana Dates: April 2021 - Present Co-Founder & CEO Kachinga Dates: 2018 - March 2021 Founder & CEO Sightly Dates: 2013 - 2018 Board Member Shout About Us Reputation Management Software Dates: 2013 - Present

Education

Harvard Business School MBA Kansas State University Bachelor of Science (BS), Industrial Engineering with Honors

---

Name

Mike Shane

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & Head of Engineering, 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President FilAm Software Company Dates: September 2007 - Present

Education

University of Maryland Aerospace Engineering, Computer Science, Math

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William 'Bill' Butler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, March 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Informative Research Titles: SVP, Product & Innovation; SVP, Operations & Product for IR Data Solutions and SVP, Operations & Product Dates: June 2018 - May 2021

Education

SBGE at Seattle Pacific University Bachelor's Degree, Business Management SBGE at Seattle Pacific University Master of Business Administration (M.B.A), Business Management

---

Name

John Zdanowski

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & CFO, 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, Weekly Accounting Inc. Dates: January 2021 - Present Cofounder, BrightZen Systems Dates: August 2011 - Present Fractional CFO, Trust & Will Dates: March 2020 - Present Co-Founder, Assembled Brands, Dates: January 2013 - Present

Education

Harvard Business School MBA Syracuse University MSEE, Electronics and Communications Engineering Clarkson University BSEE, Electrical Engineering

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,637,833
Voting Rights	Yes, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder. In all matters, when a quorum is present at any meeting or by written ballot, the vote of the holders of a majority of the capital stock having voting power shall decide any question presented, unless the question is one upon which by express provision of applicable law or the Certificate of Incorporation.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Majority interest holders of common stock could have a material effect on issuances pursuant to Regulation CF in that interest holders could amend terms of governing documents to consent to additional authorized outstanding stock, issued stock, or public offerings of stock. These consents would dilute the equity shares and diminish economic and voting rights of other current, prospective, and contingent shareholders, including holders of convertible debt, SAFE notes, options, equity incentive plans, warrants, or other foreseeable issuances. . Furthermore, given the existing voting rights afforded to common stock holders, current and future rights may result in the partial or total loss of value in the investment or diminished potential returns on gain.

Type of security	Options to Purchase Common Stock
Amount outstanding	1,666,667
Voting Rights	The holders of options to purchase common stock are not entitled to vote.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Options to purchase common stock which may dilute the security.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$473,692
Voting Rights	The holders SAFEs are not entitled to vote.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Discount provision upon qualified financing or change of control. The Company may issue additional SAFEs which may dilute the security.

Type of security	Convertible Notes
Amount outstanding	$515,211
Voting Rights	The holders Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Discount provision upon qualified financing or change of control. The Company may issue additional Convertible Notes which may dilute the security. Valuation cap at $6,000,000.

The Company has the following debt outstanding:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$473,692
Voting Rights	The holders SAFEs are not entitled to vote.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Discount provision upon qualified financing or change of control. The Company may issue additional SAFEs which may dilute the security.

Type of debt	Convertible Notes
Amount outstanding	$50,000.00
Interest rate and payment schedule	6.0% per annum
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	None.
Maturity date	July 9, 2025
Other material terms	The Company may issue additional Convertible notes which may dilute the Security. Valuation cap at $6,000,000.

Type of debt	Convertible Notes
Amount outstanding	$50,000.00
Interest rate and payment schedule	6.0% per annum
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	None.
Maturity date	July 21, 2023
Other material terms	The Company may issue additional Convertible notes which may dilute the Security. Valuation cap at $6,000,000.

Type of debt	Convertible Notes
Amount outstanding	$50,000.00
Interest rate and payment schedule	6.0% per annum
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	None.
Maturity date	October 19, 2023
Other material terms	The Company may issue additional Convertible notes which may dilute the Security. Valuation cap at $6,000,000.

Type of debt	Convertible Notes
Amount outstanding	$215,211.00
Interest rate and payment schedule	6.0% per annum
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	None.
Maturity date	May 1, 2024
Other material terms	The Company may issue additional Convertible notes which may dilute the Security. Valuation cap at $6,000,000.

Type of debt	Convertible Notes
Amount outstanding	$50,000.00
Interest rate and payment schedule	6.0% per annum
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	None.
Maturity date	August 14, 2024
Other material terms	The Company may issue additional Convertible notes which may dilute the Security. Valuation cap at $6,000,000.

Type of debt	Convertible Notes
Amount outstanding	$100,000.00
Interest rate and payment schedule	6.0% per annum
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	None.
Maturity date	October 24, 2024
Other material terms	The Company may issue additional Convertible notes which may dilute the Security. Valuation cap at $6,000,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$150,000.00	General Operations	October 20, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$100,000.00	General Operations	October 20, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$100,000.00	General Operations	October 20, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$25,000.00	General Operations	November 9, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$65,692.00	General Operations	January 29, 2021	Section 4(a)(2)
Convertible Notes		$50,000.00	General Operations	July 9, 2021	Section 4(a)(2)
Convertible Notes		$50,000.00	General Operations	July 21, 2021	Section 4(a)(2)
Convertible Notes		$50,000.00	General Operations	October 19, 2021	Section 4(a)(2)
Convertible Notes		$215,211.00	Marketing, Development, General Operations	May 1, 2022	Regulation CF

Convertible Notes		$50,000.00	General Operations	August 14, 2022	Section 4(a)(2)
Convertible Notes		$100,000.00	General Operations	October 24, 2022	Section 4(a)(2)

Ownership

The Company is broadly held amongst 11 shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

None.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
-$286,017.00	-$286,017.00	$800.00

Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report and in the initial offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Overview: Kachinga completed our crowdfunding round of financing on May 1, 2022, raising $215,211. Additionally, through December 31, 2022, the Company has been financed with $473,000 in SAFEs, and $300,000 in direct Convertible Notes. There were several challenges to overcome in 2022, including: an industry-wide decline in capital investments in FinTech, increased direct to consumer acquisition costs, and changes to our program manager and program strategy. We have since pivoted to focus on specific market segments and business to business opportunities, increased marketing and sales activity through partnerships, and secured a long-term partnership with our existing program manager. Key Milestones: • Combined Real Money and Virtual Money subscriber volume increased by ~46% year-over-year in 2022. • Identified niche market

segments with a high demand for Kachinga's product offering, and established B2B and partnership sales opportunities to support scale and drive revenue growth at a lower customer acquisition cost. • Secured agreement with our existing program manager to support future growth. • Recognized as the #1 in the market for parental controls by Investopedia in 2022! • Joined the Jump$tart Coalition in 2022 to focus on K-12 financial education with partners, regulators, and schools. • Onboarded over 300 educators in 2022 to use Kachinga in an educational setting. Historical Results of Operations: Our company was organized in June 2018 and has limited operations upon which prospective investors may base an evaluation of its performance. • Revenues & Gross Margin. For the period ended December 31, 2022, the Company had revenues of $8,105 compared to the year ended December 31, 2021, when the Company had revenues of $10,451. • Assets. As of December 31, 2022, the Company had total assets of $1,128,727, including $17,184 in cash. As of December 31, 2021, the Company had $1,134,073 in total assets, including $11,991 in cash. • Net Loss. The Company has had net losses of $572,461 and net losses of $286,040 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively. • Liabilities. The Company's liabilities totaled $1,583,944 for the fiscal year ended December 31, 2022 and $1,016,828 for the fiscal year ended December 31, 2021. Liquidity and Capital Resources: We will likely require additional financing in order to perform operations over the lifetime of the Company—particularly since the proceeds of the crowdfunding offering were less than the maximum amount of securities originally offered. In 2023, we are targeting accelerated growth and revenue, which, if achieved, will support continued reinvestment in the Company and our intent to become profitable within the next 24 months. We have established a strong B2B and partner sales pipeline and our immediate focus in 2023 is to secure 3+ strategic partnerships and 12+ B2B customers. Kachinga also intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors. The founders have contributed more than $450,000 in cash and related expenses NOT including their time and will also continue to support the company as needed for the foreseeable future.

Based on the sales pipeline, forecast, market conditions, and known risks, the Company is focused on attaining revenue growth and further traction within the next 12 months. Additionally, the Company intends to achieve profitability within the next 24 months, and is focused on the following strategic milestones to achieve our goals: 1) Secure 3+ strategic partnerships to accelerate both our consumer direct business and partner sponsored subscriptions. 2) Onboard 12+ B2B customers, driving over $1-2M+ in annualized revenue. 3) Add 2-3 new Industry Advisors to support thought leadership and growth in strategic market segments.

Liquidity and Capital Resources

On May 21, 2022, the Company conducted an offering pursuant to Regulation CF and raised $215,211 via convertible promissory note.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

The Company intends to raise additional capital in the future from investors. Kachinga will continue to raise $985,000 in pre-seed capital financing in 2023 to support our targeted growth and business plan.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

William Butler

(Signature)

William 'Bill' Butler

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

William Butler

(Signature)

William 'Bill' Butler

(Name)

CEO

(Title)

July 19, 2023

(Date)

(Signature)

John Zdanowski
(Name)

Co-Founder & CFO
(Title)

July 24, 2023
(Date)

John McIntyre
(Signature)

John McIntyre
(Name)

Co-Founder & Chairman
(Title)

July 20, 2023
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements